

June 29, 2010

Room 4631

Charles J. Daley, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for Year Ended March 31, 2010**
> **File No. 001-08529**

Dear Mr. Daley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2010

Note 7. Long-Term Debt, page 93
5.6% Senior Notes from Equity Units, page 94

1. Please clarify for us all of the substantive business purposes considered in structuring this transaction. If the terms are intended to simulate convertible debt, it is unclear why the convertible debt transaction was not actuated.

Note 19. Business Segment Information, page 113

2. We note your change in public reporting structure for fiscal year 2010. In this regard, you disclose that you "operate in one reportable segment: Asset Management" and you "operate through two operating segments: Americas and International." Please tell us how you considered the provisions of ASC 280-10-50-1 through ASC 280-10-50-9 and ASC 280-10-50-10 and ASC 280-10-50-11 in identifying your operating segments and your reporting segments. In order for us to complete our review, please give us copies of each financial report that the CODM(s) reviewed during fiscal 2009 and fiscal 2010. Multiple dated versions of the same report may be excluded if 2009 and 2010 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review.

May 10, 2010 Form 8-K

3. Given that the title "cash income, as adjusted" can easily be interpreted as a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing "cash income, as adjusted" as a performance measure. Also, the use of the word "cash" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. If you maintain that "cash income, as adjusted" is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the word "cash". Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the "cash income" per share data. See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief